Griggs Mutual Holdings LLC

(a California Limited Liability Company)

Reviewed Financial Statements
As of the year ended December 31, 2024 and
December 31, 2023

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Griggs Mutual Holdings LLC
Table of Contents











Alice CPA

Independent Accountant's Review Report

February 14, 2025
To: Board of Directors of Griggs Mutual Holdings LLC
Attn: Timothy Griggs, CEO
Re: 2024-2023 Financial Statement Review– Griggs Mutual Holdings LLC

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Griggs Mutual Holdings LLC (the "Company"), which comprise the balance sheet as of December 31, 2024 and December 31, 2023 and the related statements of income, equity, and cash flows for the period of January 1, 2023 through December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Griggs Mutual Holdings LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
February 14, 2025

229 Park Ave S, Suite 70037
New York, New York 10003-1502

Info@Alice.CPA

Griggs Mutual Holdings LLC
BALANCE SHEET
As of December 31, 2024 and 2023
(Unaudited)

ASSETS	2024	2023
Current Assets		
Cash and cash equivalents	$ 2,001	$ 3,526
Total Current Assets	**2,001**	**3,526**
Noncurrent Assets		
Intangible assets, net	10,327	24,820
Total Noncurrent Assets	**10,327**	**24,820**
Total Assets	**$ 12,328**	**$ 28,346**
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities		
Loans from Member	118,350	118,350
Total Current Liabilities	**118,350**	**118,350**
Total Liabilities	**118,350**	**118,350**
Member's Equity		
Owner's investment	236,931	146,051
Retained earnings (Accumulated deficit)	(342,953)	(236,055)
Total Member's Equity	**(106,022)**	**(90,004)**
Total Liabilities and Member's Equity	**$ 12,328**	**$ 28,346**

The accompanying footnotes are an integral part of these financial statements.

Griggs Mutual Holdings LLC
INCOME STATEMENTS
For The Year Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Revenues	$ -	$ 528
Operating Expenses		
General and administrative	38,275	27,997
Professional services	46,304	8,244
Research and development	10,601	10,235
Marketing	7,294	9,509
Total Operating Expenses	102,474	55,985
Other Income/(Expenses)		
Taxes	(4,424)	(800)
Total Other Income/(Expense)	(4,424)	(800)
Net Income (Loss)	$ (106,898)	$ (56,257)

The accompanying footnotes are an integral part of these financial statements.

Griggs Mutual Holdings LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2024 and 2023
(Unaudited)

	Owner's Investment		Retained Earnings/ (Accumulated Deficit)		Total Member's Equity
Balance as of December 31, 2022	112,298	$	(179,798)	$	(67,500)
Contributions	33,753		-		33,753
Distributions	-		-		-
Net Income (loss)	-		(56,257)		(56,257)
Balance as of December 31, 2023	146,051	$	(236,055)	$	(90,004)
Contributions	90,880		-		90,880
Distributions	-		-		-
Net Income (loss)	-		(106,898)		(106,898)
Balance as of December 31, 2024	236,931	$	(342,953)	$	(106,022)

The accompanying footnotes are an integral part of these financial statements.

Griggs Mutual Holdings LLC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss)	$(106,898)	$(56,257)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Amortization	14,493	25,160
Net cash provided by (used in) operating activities	(92,405)	(31,097)
Cash Flows from Investing Activities	-	-
Net cash used in investing activities	-	
Cash Flows from Financing Activities		
Loans from Member	-	800
Investor contributions	90,880	33,753
Net cash used in financing activities	90,880	34,553
Net change in cash and cash equivalents	(1,525)	3,456
Cash and Restricted Cash, beginning of period	3,526	70
Cash and Restricted Cash, end of period	$ 2,001	$ 3,526
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ 4,424	$ 800

The accompanying footnotes are an integral part of the financial statements.

GRIGGS MUTUAL HOLDINGS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Griggs Mutual Holdings LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in California on February 18, 2020, under the laws of the State of California as an S-Corporation. The Company is a financial technology company that helps customers prepare for homeownership through its budgeting application with gamification features. The Company's headquarters is in Beaumont, California.

As of December 31, 2024, the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 5). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 6) and funds from revenue-producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

GRIGGS MUTUAL HOLDINGS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Intangible Assets

The Company has capitalized development costs of its budgeting application. As of December 31, 2024 and 2023, the Company has capitalized software development costs of $75,480. Software development costs are amortized straight-line over 3 years. Amortization expense for the years ended December 31, 2024 and 2023 was $14,493 and $25,160, respectively.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2024.

Revenues

ASC Topic 606, Revenue from Contracts with Customers establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted on January 1, 2019 and retroactively applied to the periods presented.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

GRIGGS MUTUAL HOLDINGS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2024 AND 2023
(UNAUDITED)

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – LOANS FROM MEMBER

The Company received a loan its founder to fund its operations. The owner has not set forth any formal maturity date or interest rate on the funds loaned to the Company. As of December 31, 2024 and 2023, the outstanding loans from shareholder was $118,350.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024.

NOTE 5 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 6 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through February 14, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.